March 23, 2026

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	RoyaltyTraders LLC

Offering Statement on Form 1-A

Filed March 4, 2026

File No. 024-12718

Ladies and Gentlemen:

On behalf of RoyaltyTraders LLC, I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Wednesday, March 25, 2026, or as soon thereafter as is practicable.

Sincerely,

RoyaltyTraders LLC

By:	/s/ Sean Peace
Name:	Sean Peace
Title:	Manager of SAJA, LLC, the Manager of RoyaltyTraders LLC

By:	/s/ Alexander Guiva
Name:	Alexander Guiva
Title:	Manager of SAJA, LLC, the Manager of RoyaltyTraders LLC

Cc:	Andrew Stephenson, Esq.
Geoffrey Ashburne, Esq.
CrowdCheck Law LLP

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